Exhibit 10.1

Housing Allowance for President and Chief Executive Officer

On February 24, 2017, the Compensation and Personnel Committee (the “Committee”) of the Board of Directors of Vectrus, Inc. (the “Company”) approved a housing allowance for Charles L. Prow, the Company’s President and Chief Executive Officer, in the amount of $3,000 per month. Mr. Prow, who was hired in December 2016 and works primarily at the Company’s Reston, Virginia office, is expected to spend a substantial amount of time in Colorado Springs, Colorado (the location of the Company’s headquarters). The Committee approved the housing allowance, which will not be grossed up for taxes, following the Company’s cost analysis that indicated that the allowance would be less expensive than estimated hotel costs for his visits to Colorado Springs. The Company previously paid a total of $2,827 for a short-term apartment rental in Colorado Springs in 2017.